FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Carp Daniel A.	2. Issuer Name and Ticker or Trading Symbol Eastman Kodak Company (EK)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive Officer
(Last) (First) (Middle) Eastman Kodak Company 343 State Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/06/03
(Street) Rochester, NY 14650		5. If Amendment, Date of Original (Month/Day/Year) 01/21/03	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock(11)	01/21/03		F	V	2387	D	40.470(1)	34771	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Conversion of previously reported shares into restricted stock units due to a deferral election.
(2) This amount represents a number of units in the Eastman Kodak Employee's Savings and Investment Plan for the account of the reporting person. These units were acquired b the trustee over a period of time at current market prices.
(3) Previously reported, increased by reinvestment of dividend equivalents.
(4) This represents a number of shares held in the Kodak Employee Stock Ownership Plan for the account of the reporting person. These shares were acquired by the trustee over a period of time at current market prices. The trustee previously reported those shares as units.
(5) Stock units granted under 2000 Omnibus Long-Term Compensation Plan in a transaction exempt under Rule 16b-3. At the end of the vesting period, the Board of Directors or a committee thereof, in its discretion, will pay to Mr. Carp the share or their equivalent in cash.
(6) Stock units granted under 2000 Omnibus Long-Term Compensation Plan in a transaction exempt under Rule 16b-3. At the end of the vesting period, the Board of Directors or a committee thereof, in its discretion, will pay to Mr. Carp the share or their equivalent in cash. Mr. Carp will receive dividend equivalents until vesting.
(7) Award of restricted stock pursuant to the 1995-1996 Cycle of the Performance Stock Program under the 1995 Omnibus Long-Term Compensation Plan in a transaction exempt under Rule 16b-3. These shares were deferred under this Plan and credited to the reporting person's account as restricted stock units.
(8) Award of restricted stock pursuant to the 1993-1995 Restricted Stock Program under the 1990 Omnibus Long-Term Compensation Plan in a transaction exempt under Rule 16b-3. These shares were deferred under this Plan and credited to the reporting person's account as restricted stock units
(9) Restrictions lapse on 50% of the units on the second anniversary of the date of grant, and on the remainder, on the fourth anniversary of the date of grant.
(10) Restrictions lapse on January 12, 2004.
(11) Payment of withholding taxes.

By: /s/ (/s/ James M. Quinn, as attorney-in-fact Daniel A. Carp **Signature of Reporting Person	02/06/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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